                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  I-many, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2005

             (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [ ].

     NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 28 Pages)
----------------
     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP No. 44973Q103                  13D/A                Page 2 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Ramius Capital Group, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IA
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Ramius Capital disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 3 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               RCG Ambrose Master Fund, Ltd.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          2,841,324
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          2,841,324
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              2,841,324
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

             6.5%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             CO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 4 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               RCG Halifax Fund, Ltd.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          478,101
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          478,101
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              478,101
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.1%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             CO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 5 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Ramius Securities, L.L.C.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          817,696
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          817,696
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              817,696
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             BD
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 6 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               C4S & Co., L.L.C.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. C4S disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 7 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Peter A. Cohen
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT
             IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Cohen disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 8 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Morgan B. Stark
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Stark disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 9 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Thomas W. Strauss
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Strauss disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 10 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Jeffrey M. Solomon
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Solomon disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 11 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Starboard Value & Opportunity Fund, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          7,800,705 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          7,800,705 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              7,800,705 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.9%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Starboard disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 12 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Parche, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          6,446,771 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          6,446,771 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              6,446,771 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.8%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Parche disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 13 of 28 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Admiral Advisors, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              AF
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          8,119,277 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          8,119,277 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              8,119,227 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.7%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Admiral Advisors disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 14 of 28 Pages

            This  Amendment  No. 5 (this  "Amendment")  amends the  statement on
Schedule 13D filed on February 9, 2005,  as amended by  Amendment  No.1 filed on
February 11, 2005, Amendment No. 2 filed on April 4, 2005, Amendment No. 3 filed on June 10,  2005,  and  Amendment  No. 4 filed on June 15, 2005 (the  "Schedule
13D") with respect to shares of common  stock,  par value $0.0001 per share (the
"Common  Stock")  of  I-many,  Inc.,  a Delaware  corporation  (the  "Company").
Capitalized  terms used herein and not otherwise  defined in this Amendment have the meanings  set forth in the Schedule  13D.  This  Amendment  No. 5 amends the
Schedule 13D as specifically set forth.

            Item 4 is hereby amended to include the following:

Item 4.     Purpose of the Transaction.

            On June 28, 2005,  RCG  Ambrose,  RCG  Halifax,  Parche,  Starboard,
Admiral Advisors, Ramius Capital, C4S, Ramius Securities, Peter A. Cohen, Morgan
B. Stark,  Jeffrey M. Solomon and Thomas W. Strauss (together,  the "RCG Group")
and  the  Company   entered  into  a  Settlement   Agreement  (the   "Settlement
Agreement"),  a  copy  of  which  is  attached  hereto  as  Exhibit  VI  and  is incorporated  herein by reference.  Pursuant to the  Settlement  Agreement,  the
Company  agreed  to  increase  its Board of  Directors  (the  "Board")  to eight directors  and to elect Mark R.  Mitchell,  John A. Rade,  Yorgen H.  Edholm and
Steven L. Fingerhood  (together,  the "New  Directors") to the Board to fill the vacancies thereby created,  effective July 1, 2005. In addition, the Company set the date for the 2005 annual meeting of stockholders  (the "Annual  Meeting") as
October 7, 2005,  with a record date of August 22,  2005.  The  Company  further agreed that there will be seven  Company  nominees  for election to the Board at the Annual  Meeting,  which will include the four New Directors and three of the four continuing directors.  The Board also separated the role of chief executive officer from the Board chairmanship, and elected Murray Low, a current director, to serve as Interim Chairman. In accordance with the Settlement  Agreement,  the parties  issued a joint press release on June 30, 2005  announcing the execution of the Settlement Agreement,  the form of which is attached as Schedule A to the
Settlement Agreement and is incorporated herein by reference.

            Item 6 is hereby amended to include the following:

            3.    On June 28, 2005,  the RCG Group  entered into the  Settlement
                  Agreement   with  the  Company.   Reference  is  made  to  the
                  description   contained  in  Item  4  and  to  the  Settlement
                  Agreement attached hereto as an exhibit.

            Item 7 is hereby amended to include the following:

Item 7.  Materials to be Filed as Exhibits.

     There is filed herewith the following Exhibit:

                  Exhibit VI - Settlement Agreement by and between the RCG Group and I-many, Inc., dated June 28, 2005.

           [The remainder of this page was intentionally left blank].

CUSIP No. 44973Q103                  13D/A                Page 15 of 28 Pages

                                   SIGNATURES

     After reasonable  inquiry and to the best of our knowledge and belief,  the undersigned  certify that the  information  set forth in this statement is true, complete and correct.

Dated: June 30, 2005

RAMIUS CAPITAL GROUP, LLC                    RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, LLC,
    as Managing Member                           its Investment Advisor

By:/s/ Jeffrey M. Solomon                    By: C4S & Co., L.L.C.,
   --------------------------                    its Managing Member
   Name:  Jeffrey M. Solomon
   Title: Managing Member
                                             By: /s/ Jeffrey M. Solomon
                                                 ----------------------------
                                                 Name:  Jeffrey M. Solomon
                                                 Title: Managing Member

RCG HALIFAX FUND, LTD.                       RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,               By: Ramius Capital Group, LLC,
    its Investment Advisor                       its Managing Member

By: C4S & Co., L.L.C.,                       By: C4S & Co., L.L.C.,
    its Managing Member                          its Managing Member

By:/s/ Jeffrey M. Solomon                    By: /s/ Jeffrey M. Solomon
   --------------------------                    ----------------------------
   Name:  Jeffrey M. Solomon                     Name:  Jeffrey M. Solomon
   Title: Managing Member                        Title: Managing Member

C4S & CO., L.L.C.                        JEFFREY M. SOLOMON

By:/s/ Jeffrey M. Solomon                    /s/ Jeffrey M. Solomon
   --------------------------                -----------------------------------
   Name:  Jeffrey M. Solomon                 Individually and as attorney-in-fact
   Title: Managing Member                    for Peter A. Cohen, Morgan B. Stark
                                             and Thomas W. Strauss

STARBOARD VALUE &OPPORTUNITY FUND, LLC   PARCHE, LLC
By: Admiral Advisors, LLC, its               By: Admiral Advisors, LLC, its
managing member                              managing member

By:/s/ Jeffrey M. Solomom                    By:/s/ Jeffrey M. Solomon
   --------------------------                   -------------------------------
   Name:  Jeffrey M. Solomon                    Name:  Jeffrey M. Solomon
   Title: Authorized Signatory                  Title: Authorized Signatory

ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, LLC, its
sole member

By:/s/ Jeffrey M. Solomon
   -----------------------------
   Name:  Jeffrey M. Solomon
   Title: Authorized Signatory

CUSIP No. 44973Q103                  13D/A                Page 16 of 28 Pages

                                  EXHIBIT INDEX
                                  -------------

    Exhibit                                                                Page
    -------                                                                ----

I.    Joint Filing  Agreement,  as required by Rule 13d-1(k) under         --
      the Securities Exchange Act of 1934, as amended,  dated June
      9,  2005 by and  among  Ramius  Capital,  RCG  Ambrose,  RCG
      Halifax, Starboard,  Parche, Admiral Advisors, C4S, Peter A.
      Cohen,  Thomas W.  Strauss,  Morgan B. Stark and  Jeffrey M.
      Solomon.

II.   Power of  Attorney  dated  March 11, 2005 by Peter A. Cohen,         --
      Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

III.  Stock  Purchase  Agreement  dated June 9, 2005  among  Diker         --
      Management, LLC, as investment manager of Diker Partnership, and of Diker QP  Partnership,  and as investment  adviser of
      Managed Accounts, Starboard, and Parche.

IV.   Irrevocable  Proxy given by the Diker  Parties to  Starboard         --
      and Parche.

V.    Shareholder List Request Letter dated June 15, 2005 from RCG         --
      Ambrose Master Fund, Ltd. to the Company.

VI.   Settlement  Agreement  among RCG Ambrose Master Fund,  Ltd.,      17 to 28
      RCG Halifax  Fund,  Ltd.,  Parche,  LLC,  Starboard  Value &
      Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital
      Group, LLC, C4S & Co., LLC, Ramius Securities, L.L.C., Peter
      A. Cohen, Morgan B. Stark,  Jeffrey M. Solomon and Thomas W.
      Strauss, and I-many, Inc., dated June 28, 2005

CUSIP No. 44973Q103                  13D/A                Page 17 of 28 Pages

                                   EXHIBIT VI

                              SETTLEMENT AGREEMENT

            SETTLEMENT AGREEMENT, dated this 28th day of June, 2005 ("Settlement
Agreement"),  among RCG Ambrose  Master  Fund,  Ltd.,  RCG Halifax  Fund,  Ltd.,
Parche,  LLC ("Parche"),  Starboard Value & Opportunity Fund, LLC ("Starboard"),
Admiral  Advisors,  LLC,  Ramius  Capital  Group,  LLC, C4S & Co.,  LLC,  Ramius
Securities,  L.L.C.,  Peter A. Cohen,  Morgan B. Stark,  Jeffrey M.  Solomon and
Thomas W. Strauss (the foregoing  individuals  and entities  being  collectively referred to herein as the "RCG Group"), and I-many, Inc., a Delaware corporation
(the "Company").

            WHEREAS,  the RCG Group (i) has notified the Company that it intends to submit nominations for election of candidates that would represent at least a majority of the Company's Board of Directors (the "Board") at the Company's next
annual  meeting  of  stockholders,   and  (ii)  has  taken  certain  actions  in
furtherance thereof; and

            WHEREAS,  the  Company  and  the  members  of  the  RCG  Group  have determined that the agreements  contained herein are in the best interest of the
Company and its stockholders.

            NOW,  THEREFORE,  in consideration of the foregoing premises and the respective  representations,  warranties,  covenants,  agreements and conditions hereinafter set forth,  and,  intending to be legally bound hereby,  the parties hereby agree as follows:

            1. BOARD COMPOSITION; 2005 ANNUAL MEETING; RELATED MATTERS.

               (a)  Effective  July 1, 2005,  (a) the  Company  shall  cause the number of directors on the Board to be increased to eight (8)  directors and (b)
the Board  shall  elect Mark R.  Mitchell,  John A. Rade,  Yorgen H.  Edholm and
Steven L.  Fingerhood  (together,  the "New  Nominees") to the Board to fill the vacancies  created.  Effective  July 1, 2005,  at least one of the New  Nominees shall be appointed to each Board Committee (other than the Committee for Limited
Stock  Option  Grants),  and the New  Nominee  so  appointed  to each such Board
Committee  shall be designated  by Mark  Mitchell.  The Company  agrees (i) that until the election of the New  Nominees,  neither the Board,  nor any  committee thereof,  shall  take any  action,  other  than in  direct  connection  with the approval  or  performance  of this  Settlement  Agreement,  and (ii) that  until immediately  following the Annual  Meeting and the election of directors at such meeting as provided in Section 1(b), no action may be taken by the Board without the affirmative vote of at least five directors, or in the case of any action by a committee  of the Board  (other than the  Committee  for Limited  Stock Option
Grants),  no  committee  action  may be  taken  without  board  approval  by the affirmative vote of at least five directors.

               (b) Effective  July 1, 2005, the Company shall (i) set August 22,
2005 as the record  date for the Annual  Meeting (as  defined  below),  (ii) set

CUSIP No. 44973Q103                  13D/A                Page 18 of 28 Pages

October  7, 2005 as the date of the 2005  annual  meeting of  stockholders  (the
"Annual Meeting"), and (iii) nominate a slate of seven directors for election by the stockholders to the Board at the Annual Meeting. The Company agrees that the
Annual Meeting shall not be adjourned, delayed, extended, postponed or otherwise not held for any reason on October 7, 2005,  without the  approval of a majority of the New Nominees.  Such slate as referenced in Section  1(b)(iii) above shall consist of three  persons  selected by the Company,  who shall be Murray B. Low,
Karl E. Newkirk, and A. Leigh Powell (together, the "Company Nominees") and four
persons   selected   by  the  RCG  Group,   who  shall  be  the  New   Nominees.
Notwithstanding  the  foregoing,  a condition  to Mr.  Powell's  nomination  for election  as  director  at the Annual  Meeting  shall be that he shall  agree in writing,  in form  reasonably  acceptable  to the New  Nominees,  to resign as a director  effective at such time as he is no longer Chief  Executive  Officer of the  Company.  If any  Company  Nominee or New  Nominee  elects not to stand for election to the Board at the Annual Meeting, then the party hereto that selected such  nominee  shall  have the right to select a new  person to be that  party's nominee.  The only matters that shall be acted upon at the Annual  Meeting shall be the  election  of  directors,  as provided  above,  and the  ratification  of auditors, except with the approval of a majority of the New Nominees.

               (c) The RCG Group and the  Company  shall  publicly  support  and recommend that the Company's  stockholders  vote for the election of each of the
New Nominees and Company Nominees at the Annual Meeting,  and each member of the
RCG Group shall vote all shares of the Company's shares of common Stock ("Common
Stock")  which they are  entitled to vote at the Annual  Meeting  (including  as proxies) in favor of the  election of each of the New  Nominees  and the Company
Nominees  and such votes shall not be revoked in any manner.  The Company  shall cause its  designated  proxy holders to vote in favor of the election of each of the New  Nominees  and the  Company  Nominees  with  respect to any valid  proxy received  by the  Company  and such votes  shall not be  revoked  for the Annual
Meeting for which no contrary voting  instructions are specifically  provided by the holders of such shares.

               (d) No later than July 1, 2005, Murray B. Low shall be elected as the Interim  Chairman of the Board and shall  serve in such  position  until his successor is duly elected and shall have qualified,  provided that his successor shall be approved by a majority of the Board,  including at least two of the New
Nominees.

               (e) The RCG Group hereby  withdraws  its demand for a stockholder list and related  information  dated June 15, 2005.  The RCG Group will promptly file an  amendment to the  Schedule  13D filed by it  regarding  its  beneficial ownership of the Common Stock,  as so amended (the "Schedule 13D") reporting the entry into this Settlement Agreement.

            2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE RCG GROUP.

               The  members of the RCG Group  jointly and  severally  represent, warrant and covenant as follows:

CUSIP No. 44973Q103                  13D/A                Page 19 of 28 Pages

               (a) Each member of the RCG Group has the power and  authority  to execute,  deliver  and carry out the terms  and  provisions  of this  Settlement
Agreement and to consummate the transactions contemplated hereby.

               (b)  This   Settlement   Agreement  has  been  duly  and  validly
authorized, executed, and delivered by each member of the RCG Group, constitutes a valid  and  binding  obligation  and  agreement  of each such  member,  and is enforceable against each such member in accordance with its terms.

               (c) The RCG Group  agrees that it shall not  terminate,  amend or otherwise  modify that certain  irrevocable  proxy dated June 9, 2005 granted to
Starboard and Parche by Diker Management,  LLC, Diker Value-Tech Fund, LP, Diker
Value-Tech  QP Fund LP, Diker GP, LLC,  Charles M. Diker and Mark N. Diker,  and
that such Irrevocable Proxy has not been amended since it was granted.

               (d) No  member  of the  RCG  Group  is  party  to any  agreements regarding  the voting of  disposition  of shares of Common  Stock  other than as described in its Schedule  13D. The Schedule 13D  accurately  discloses  the RCG
Group's  beneficial (as defined in Rule 13d-3  promulgated  under the Securities
Exchange Act of 1934, as amended) ownership of Common Stock.

            3.  REPRESENTATIONS,  WARRANTIES  AND COVENANTS OF THE COMPANY.  THE
COMPANY HEREBY REPRESENTS, WARRANTS AND COVENANTS AS FOLLOWS:

               (a) The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Settlement  Agreement and to consummate the transactions contemplated hereby.

               (b)  This   Settlement   Agreement  has  been  duly  and  validly
authorized,  executed  and  delivered by the  Company,  constitutes  a valid and binding obligation and agreement of the Company,  and is enforceable against the
Company in accordance with its terms.

               (c) The  Committee  for Limited Stock Option Grants is authorized to only grant stock options under the Company's  stock option plans to employees who are not  executive  officers,  and the  Committee  shall not grant (i) stock options for more than 30,000  shares of Common  Stock to any single  employee in any  twelve-month  period  and (ii) in excess of  100,000  stock  options in the aggregate from the date hereof through the Annual Meeting,  without the approval of a majority  of the New  Nominees.  There is no charter in  existence  for the
Committee for Limited Stock Option Grants.

               (d) The Company has  delivered  to the RCG Group true and correct copies  of the  charters  of  each  of the  Audit  Committee,  the  Compensation
Committee and the Nominating and Corporate Governance  Committee.  Such charters shall not be amended prior to the Annual  Meeting.  There are no other committee charters.

CUSIP No. 44973Q103                  13D/A                Page 20 of 28 Pages

            4.  COVENANT  NOT TO SUE.  Each member of the RCG Group,  on the one hand,  and the  Company,  on the  other  hand,  agrees  not to sue or  otherwise commence or continue in any manner,  directly or  indirectly,  any suit,  claim, action, right or cause of action relating to any acts or omissions in connection with the  Annual  Meeting,  including  without  limitation,  the  nomination  or election of directors,  the  solicitation  of proxies or consents or any acts or filings in connection  therewith;  provided,  however, that neither party hereto shall be  prohibited  from  enforcing  its  rights  under and  pursuant  to this
Settlement  Agreement,  including without limitation the commencement of a proxy contest and solicitation of proxies.

            5. SPECIFIC  PERFORMANCE.  Each of the members of the RCG Group,  on the one hand, and the Company,  on the other hand,  acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this  Settlement  Agreement were not performed in accordance  with their specific  terms or were otherwise  breached and that such injury would not be adequately  compensable in damages. It is accordingly agreed that the members of the RCG  Group,  on the one hand,  and the  Company,  on the other  hand (the
"Moving  Party"),  shall  each be  entitled  to  specific  enforcement  of,  and injunctive  relief to prevent any  violation  of, the terms hereof and the other party hereto will not take action, directly or indirectly,  in opposition to the
Moving Party  seeking such relief on the grounds that any other remedy or relief is available at law or in equity, nor shall such other party seek the posting of a bond as a condition for obtaining any such relief. An application for specific performance  pursuant to this Section 5 shall not preclude the Moving Party from seeking other relief available at law or in equity.

            6. PRESS RELEASE.  Promptly  following the execution and delivery of this Settlement  Agreement,  the Company shall issue the press release  attached hereto as Schedule A (the "Press Release"). None of the parties hereto will make any  public  statements  (including  in any  filing  with  the SEC or any  other regulatory  or  governmental  agency,  including  any stock  exchange)  that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued  pursuant  to this  Section  6 prior to the  Annual  Meeting.  Except  as provided  in the next  sentence,  the  Company  shall not issue any other  press releases  prior to the Annual Meeting unless such releases have been approved by the Board,  as provided in Section  1(a).  The Company may issue press  releases relating  solely to the  operations  of the Company  without  Board  approval as otherwise  required  in the  previous  sentence  solely  in the  event the press release (i) is issued in the  ordinary  course of business,  (ii) is  consistent with the type of  release  previously  issued by the  Company  prior to the date hereof  without  Board  approval,  (iii) does not in any way refer,  directly or indirectly,  to any matters  relating  to the Annual  Meeting,  the  election of directors or this Settlement Agreement,  and (iv) is approved by at least one of the New Nominees.

            7. EXPENSES. Within 10 business days following receipt of reasonably satisfactory documentation thereof, the Company will reimburse the RCG Group for its reasonable  out-of-pocket fees and expenses incurred (after giving effect to reimbursements of unused retainers,  if any),  through the date of the execution and  performance  of this  Agreement,  including all required  filings  relating thereto,  in  connection  with its  activities  relating to the Annual  Meeting, including  without  limitation,  the  nomination or election of  directors,  the

CUSIP No. 44973Q103                  13D/A                Page 21 of 28 Pages

acquisition  or  solicitation  of  proxies or  consents,  any acts or filings in connection  therewith,  and the  negotiation  and  execution of this  Settlement
Agreement,  provided  such  reimbursement  shall  not  exceed  $125,000  in  the aggregate.

            8. TERMINATION. This Settlement Agreement,  excluding Sections 4 and
7, shall  terminate upon the earlier to occur of (i)  immediately  following the
Annual  Meeting or (ii) such time as the RCG Group  beneficially  owns less than
10% of the  outstanding  shares of Common Stock,  solely as a result of sales of shares of Common Stock by the RCG Group; provided, however, that no provision of this Settlement  Agreement shall terminate in the event there is a breach of any covenant, representation or warranty by the Company.

            9. NO WAIVER. Any waiver by either the RCG Group or the Company of a breach of any provision of this Settlement  Agreement shall not operate as or be construed to be a waiver of any other breach of such  provision or of any breach of any other provision of this Settlement Agreement. The failure of either party to insist upon strict adherence to any term of this Settlement  Agreement on one or more occasions  shall not be considered a waiver or deprive that party of the right  thereafter to insist upon strict adherence to that term or any other term of this Settlement Agreement.

            10.  SUCCESSORS  AND ASSIGNS.  All the terms and  provisions of this
Settlement  Agreement  shall inure to the benefit of and shall be enforceable by the successors and assigns of the parties hereto.

            11. SURVIVAL OF REPRESENTATIONS.  All representations and warranties made by the  parties in this  Settlement  Agreement  or  pursuant  hereto  shall survive the execution of this Settlement Agreement.

            12. ENTIRE AGREEMENT;  AMENDMENTS. This Settlement Agreement and the
Schedules  hereto  contain the entire  understanding  of the parties hereto with respect to its subject matter. There are no restrictions,  agreements, promises,
representations,   warranties,   covenants  or  undertakings  other  than  those
expressly set forth herein.  This Settlement  Agreement may be amended only by a written  instrument  duly  executed  by the parties  hereto or their  respective successors or assigns.

            13.  HEADINGS.  The section  headings  contained in this  Settlement
Agreement  are for  reference  purposes only and shall not affect in any way the meaning or interpretation of this Settlement Agreement.

            14. NOTICES.  All notices,  demands and other  communications  to be given or  delivered  under or by reason  of the  provisions  of this  Settlement
Agreement  shall be in  writing  and shall be deemed to have been given (a) when delivered by hand (with written  confirmation  of receipt),  (b) upon sending if sent by e-mail or facsimile (with such communication to be in PDF format),  with electronic  confirmation of sending;  provided,  however, that a copy is sent on the same day by registered mail, return receipt  requested,  in each case to the

CUSIP No. 44973Q103                  13D/A                Page 22 of 28 Pages

appropriate  mailing and e-mail or  facsimile  addresses  set forth below (or to such other mailing,  facsimile and e-mail  addresses as a party may designate by notice to the other parties in accordance with this provision),  (c) one (1) day after being sent by nationally recognized overnight carrier to the addresses set forth below (or to such other  mailing  addresses  as a party may  designate  by notice to the other  parties in  accordance  with this  Section  14) or (d) when actually  delivered if sent by any other  method that results in delivery  (with written confirmation of receipt):

                        If to the Company:

                        I-many, Inc.
                        399 Thornell Street
                        Edison, New Jersey 08837
                        Attention:  Robert Schwartz
                        Telecopy:  (207) 828-0492
                        Email:  bschwartz@imany.com

                        If to the RCG Group:

                        RCG Ambrose Master Fund, Ltd.
                        666 Third Avenue
                        New York, New York  10017
                        Attention:  Mark Mitchell
                        Telecopy:  (212) 845-7999
                        Email:  mmitchell@ramius.com

                        with a copy to:

                        Olshan Grundman Frome Rosenzweig & Wolosky LLP
                        65 East 55th Street
                        New York, New York  10022
                        Attention: Steven Wolosky, Esq.
                        Telecopy: (212) 451-2222
                        Email:  swolosky@olshanlaw.com

or to such  other  address  as the  Person  to whom  notice  is  given  may have previously furnished to the others in writing in the manner set forth above.

            15.  GOVERNING LAW. This  Settlement  Agreement shall be governed by and construed and enforced in accordance  with the laws of the State of Delaware without reference to the conflict of laws principles thereof.

            16.  COUNTERPARTS.  This  Settlement  Agreement  may be  executed in counterparts,  each of which  shall be an  original,  but all of which  together shall constitute one and the same Settlement Agreement.

            17. NO  ADMISSION.  Nothing  contained  herein shall  constitute  an admission by any party hereto of liability or wrongdoing.

CUSIP No. 44973Q103                  13D/A                Page 23 of 28 Pages

            IN WITNESS WHEREOF,  and intending to be legally bound hereby,  each of the undersigned  parties has executed or caused this Settlement  Agreement to be executed on the date first above written.

                                  I-MANY, INC.

                                  By: /s/ Murray Low
                                      --------------------------------------
                                  Name: Murray Low
                                  Title: Chairman

                                  RCG AMBROSE MASTER FUND, LTD.

                                  By: /s/ Jeffrey M. Solomon
                                      --------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  RCG HALIFAX FUND, LTD.

                                  By: /s/ Jeffrey M. Solomon
                                      --------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  PARCHE, LLC

                                  By: /s/ Jeffrey M. Solomon
                                      --------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  STARBOARD VALUE & OPPORTUNITY FUND, LLC

                                  By: /s/ Jeffrey M. Solomon
                                      --------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  ADMIRAL ADVISORS, LLC

                                  By: /s/ Jeffrey M. Solomon
                                      --------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

CUSIP No. 44973Q103                  13D/A                Page 24 of 28 Pages

                                  RAMIUS CAPITAL GROUP, LLC

                                  By: /s/ Jeffrey M. Solomon
                                      --------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                 C4S & CO., LLC

                                  By: /s/ Jeffrey M. Solomon
                                      --------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  RAMIUS SECURITIES, L.L.C.

                                  By: /s/ Jeffrey M. Solomon
                                      --------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  JEFFREY M. SOLOMON

                                  /s/ Jeffrey M. Solomon
                                  ------------------------------------------
                                  Individually and as  attorney-in-fact  for
                                  Peter A. Cohen, Morgan B. Stark and Thomas
                                  W. Strauss

CUSIP No. 44973Q103                  13D/A                Page 25 of 28 Pages

                                   SCHEDULE A

                                  PRESS RELEASE

                             FOR IMMEDIATE RELEASE:

                                    Contacts:

          For I-many:                              For Ramius Capital Group:

        Kevin Harris                                    Joele Frank
Chief Financial Officer, I-many,                  Joele Frank, Wilkinson Brimmer
              Inc.                                        Katcher
            732.452.1515                               212-355-4449
        kharris@imany.com

                 I-MANY AND RAMIUS CAPITAL GROUP REACH AGREEMENT

                     FOUR NEW INDEPENDENT DIRECTORS ELECTED,
               ANNUAL SHAREHOLDER MEETING SET FOR OCTOBER 7, 2005

EDISON, N.J. and NEW YORK, N.Y., June 30, 2005 -- I-many, Inc. (NASDAQ:IMNY),  a provider of advanced Enterprise Contract Management (ECM) solutions for managing corporate commitments, and certain entities managed by Ramius Capital Group, LLC
("Ramius")  announced today that they have entered into an agreement under which the  company's  board  of  directors  elected  four new  independent  directors, expanding the board from four to eight directors, effective immediately.

Also as part of the agreement,  I-many announced that its 2005 annual meeting of shareholders will be held in Edison, New Jersey, on Friday, October 7, 2005. The board of directors will consist of seven members after the 2005 annual  meeting.
Nominees for  election to the board at the annual  meeting will include the four new directors and three of the four  continuing  directors.  The record date for determining  shareholders  eligible to participate in the annual meeting will be
August 22, 2005.

The board also  separated  the role of chief  executive  officer  from the board chairmanship,  and elected Murray Low, a current  director,  to serve as Interim
Chairman.  As the company's CEO, A. Leigh Powell will continue his membership on the board of directors.

CUSIP No. 44973Q103                  13D/A                Page 26 of 28 Pages

The new directors were recommended by Ramius, one of I-many's largest shareholders. Each new director is independent of I-many, and three of the four have no affiliation with Ramius. They will serve until I-many's 2005 annual meeting of shareholders and will then be nominated for election by shareholders to full-year terms. The new directors are: Yorgen H. Edholm, Steven L.
Fingerhood, Mark R. Mitchell and John Rade.

"I am pleased that men of such  distinction  and  accomplishment  have agreed to join I-many's  leadership,"  commented Murray Low,  I-many's  Interim  Chairman.
"They  bring  tremendous  experience  and  wisdom to the  board,  along with new perspectives  and a fresh eye for  opportunities.  The inclusion on the board of representatives  from  two of  our  largest  shareholders  should  also  improve communication and accountability  between the board and the company's  ownership base. The company can only benefit from these changes."

Through a spokesperson, Ramius noted that it is pleased that it was able to work cooperatively to meet its stated goal of reconstituting  the I-many board with a majority  of  new  independent  directors.  "I-many  is  well-positioned  in the marketplace  and these new  directors  will  greatly  assist  the  company as it capitalizes on its  substantial  business  opportunities,"  the spokesman  said.
"Ramius looks  forward to the new board  beginning to work  immediately  for the benefit of all I-many shareholders."

NEW I-MANY DIRECTORS

o     YORGEN  H.  EDHOLM  is  the  President  and  CEO  of  Accellion,   Inc.  a
      privately-held  developer of Secure File Transfer solutions  headquartered in Palo Alto, California with worldwide offices. He has more than 24 years of enterprise software expertise.  Prior to joining Accellion,  Mr. Edholm was  President  and  CEO  of  DecisionPoint  Applications,  an  Analytical
      Applications  company.  Before  DecisionPoint,  Mr. Edholm co-founded Brio
      Software and during 12 years as its CEO, took the company  public and grew it to $150 million in revenues with over 700 employees and a customer base of over 5,000  organizations.  Mr. Edholm earned an MBA from the Stockholm
      School of Economics  and a Masters in  Engineering  Physics from the Royal
      Institute of Technology in Stockholm.

o     STEVEN L.  FINGERHOOD  is a co-founder  and manager of ZF Partners,  LP, a
      private   investment   partnership   that   invests  in   technology   and
      technology-enabled service companies, including I-many. Before co-founding
      ZF Partners,  he founded Zero Gravity  Technologies Corp., which developed document security solutions,  and served as its Chairman and CEO until its

CUSIP No. 44973Q103                  13D/A                Page 27 of 28 Pages

      sale to  InterTrust  Technologies  Corporation,  where he served as Senior
      Vice  President.  Prior  to  that,  he  founded  and led  Direct  Language
      Communications,  Inc., a leading provider of localization  services to the technology industry.  Mr. Fingerhood holds an AB in Economics from Harvard
      College and a JD from Harvard Law School.

o     MARK R. MITCHELL is a Managing  Director of Ramius Capital  Group,  LLC, a
      private  investment  management  firm.  He has over 21 years of investment
      management   experience  and  currently  heads  Ramius'  Merger  Arbitrage business and co-heads Ramius' Opportunistic Value Investing business.  Mr.
      Mitchell  holds a BS in Economics  from the  University  of  Pennsylvania,
      Wharton  School of  Business  and an MBA from New York  University,  Stern
      School of Business.

o     JOHN RADE was the President and CEO of AXS-One,  Inc.,  formerly Computron
      Software,  Inc., a publicly-traded  software company,  from 1997 until his
      retirement   in  2004.   Before   joining   Computron,   he  managed   the
      pharmaceutical  industry practice for American Management Systems, Inc., a management consulting and information  technology company. He is a founder
      of  S-Cubed,   Inc.,  a  developer  and  marketer  of  advanced   software
      development   tools.   Mr.  Rade's  career  in  software  and  information
      technology  includes  international  management  postings,  spans  several decades  and  includes  leadership  roles  in other  software  development companies, management consulting and industrial automation. Mr. Rade holds a BS in Physics from John Carroll University.

ABOUT RAMIUS CAPITAL GROUP

Ramius  Capital  manages  approximately  $7.5  billion  of assets.  Through  its predecessor  companies  and  affiliates,  the  firm has  provided  discretionary investment management services since 1994 to U.S. and international institutions and private investors.  The firm's Managing Members have significant  experience derived  from  prior  positions  at the most  senior  levels in global  finance, capital markets, and asset management.

ABOUT I-MANY

I-many  (NASDAQ:IMNY)  delivers the most advanced Enterprise Contract Management solutions  for managing  corporate  commitments.  Designed to extend  beyond the traditional contract management capabilities, I-many ContractSphere(R) offers an end-to-end  solution,  from  pre-contract  processes and contract  management to transaction compliance.  Ultimately, this provides companies with the visibility and  control  needed to  manage  any type of  commitment  - from  contracts  and obligations  to  payments  and  collections.  The result is  increased  revenue, minimized risk and dramatically  reduced operating costs, which deliver improved

CUSIP No. 44973Q103                  13D/A                Page 28 of 28 Pages

profitability with hard return on investment.  More than 280 customers across 21 industries  worldwide have implemented and realized the value of I-many business solutions.

For more information, please visit www.imany.com.

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